Exhibit 99(b)

CAUSE NO. 2004-04-4841

DANIEL M. JOHNSON,	§	IN THE DISTRICT COURT
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Plaintiff,	§
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v.	§
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TERRY SHAVER, FRANK CINATL, IV,	§	DALLAS COUNTY, TEXAS
GARY L. COX, DONALD N. BLACK,	§
ERIC A. YOUNG, and A. DAVID COOK,	§
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Defendants,	§
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and	§
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ABATIX CORP.,	§
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Nominal Defendant.	§	162ND JUDICIAL DISTRICT

STIPULATION OF COMPROMISE AND SETTLEMENT

          This Stipulation of Compromise and Settlement (the “Stipulation”) is made and entered into as of this 9th day of May, 2005, subject to the approval of the Court, by and between Plaintiff Daniel M. Johnson (“Plaintiff”), suing derivatively for and on behalf of Nominal Defendants Abatix Corp. (“Abatix”), Terry Shaver, Frank Cinatl, IV, Gary L. Cox, Donald N. Black, Eric A. Young, and A. David Cook (the “Individual Defendants”) in the above captioned action (the Nominal and Individual Defendants being referred to collectively as “Defendants”), by their respective attorneys.

          WHEREAS:

          A.          Plaintiff commenced this purported derivative action (the “Derivative Action”) by filing his Verified Shareholders Derivative Petition (the “Petition”) on or about May 27, 2004.  The Petition alleges that the Individual Defendants, each of whom is a present or former director and/or senior officer of Nominal Defendant Abatix, breached their fiduciary duties to Abatix by causing Abatix to improperly misrepresent material facts in the press release of April 14, 2004, failure to conduct proper due diligence and other acts complained of therein.  Plaintiff also claims that the Individual Defendants’ alleged misconduct constituted an abuse of their ability to control and influence Abatix.  Plaintiffs further alleged that Defendant Donald N. Black sold Abatix stock based on proprietary, non-public information concerning Abatix.  Finally, Plaintiff sued the Individual Defendants for contribution and indemnity.

          B.          By Order dated July 13, 2004, the Court granted the Unopposed Motion of the Plaintiff, Daniel M. Johnson, for Appointment of Lead Derivative Plaintiff and Lead Counsel and to Consolidate Any Subsequently Filed Actions.  The Court ordered that all subsequently filed derivative actions raising issues against any or all of the Individual Defendants that are the same as or substantially similar to those raised in the original Shareholders Derivative Petition should be automatically consolidated with this action and assigned this caption and cause number.  The Court also appointed William B. Federman of the law firm of Federman & Sherwood as Lead Derivative Counsel for the Plaintiff in the Derivative Action.  The Court ordered that Lead Counsel shall be responsible for the prosecution of the Derivative Action and shall coordinate and direct on behalf of all plaintiffs:  (i) all pre-trial discovery proceedings; (ii) briefing and argument of motions; (iii) meetings of plaintiffs’ counsel for purposes of proposing joint actions as deemed necessary; (iv) conducting of expert discovery; (v) the preparation for and trial of the Derivative Action, and (vi) any and all settlement negotiations with Defendants.  The Court ordered that Defendants’ counsel may rely upon all agreements made with Plaintiff’s Lead Derivative  Counsel, or other duly authorized representative of Plaintiff’s Lead Derivative Counsel, and such agreements shall be binding on all Plaintiffs in the case and any cause consolidated herein.  The Court also appointed Plaintiff, Daniel M. Johnson, as Lead Derivative Plaintiff.  By order dated July 13, 2004, the Court also granted Plaintiff’s Unopposed Motion to Dismiss Defendant A. David Cook Without Prejudice.

          C.          Counsel for the parties in this Action, together with counsel appointed by the Federal District Court on June 22, 2004, as lead counsel for the parties in the putative class actions captioned Sinay v. Abatix Corp., et al., Civil Action No. 4:04-CV-297-B (the “Sinay Action”),1 Family Medicine Specialists, et al. v. Abatix Corp., et al., Civil Action No. 3:04-CV-0872-D (the “Family Medicine Specialists Action”), David Maione, et al. v. Abatix Corp., et al., Civil Action No. 3:04-CV-0926-D (the “Maione Action”), Vincent Teal, et al. v. Abatix Corp., et al., Civil Action No. 3:04-CF-1002 (the “Teal Action”), Eve Gelman, et al., v. Abatix Corp., et al., Civil Action No. 3:04-CV-1297-D (the “Gelman Action”) presently pending in the United States District Court for the Northern District of Texas (collectively referred to herein as the “Class Action”), entered into a Memorandum of Understanding (the “MOU”) dated March 30, 2005, providing for the comprehensive settlement of both the Derivative Action and the Class Action, subject to the execution of definitive settlement documentation and the approval of the respective Courts in both the Derivative Action and the Class Action following notice to Abatix shareholders and class members and a hearing on fairness and adequacy of such settlements.

          D.          For their part, Defendants (other than the Nominal Defendant Abatix) strenuously deny all allegations of wrongdoing contained in any of the pleadings or papers in this Derivative Action and the Class Action, and maintain that no reasonable likelihood of success exists with respect to any of the claims set forth in the Derivative Action or the Class Action.  The Individual Defendants and Abatix have nevertheless agreed to the Settlement set forth herein, including the provisions set forth in paragraph 1, below, in order to avoid the burdens and expense which would result from the continued pursuit by Plaintiff of the claims in the Derivative Action.

1On May 21, 2004, pursuant to plaintiff’s notice of voluntary dismissal, the Sinay Action was dismissed without prejudice.

          E.       All parties and their counsel concur that the Settlement described herein is fair, reasonable, adequate and in the best interests of Abatix.

          NOW THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties herein, and subject to the approval of the Court pursuant to Article 5.14(I) of the Texas Business Corporation Act, that all claims and causes of action that have been or could have been set forth in the Petition in this Derivative Action or any amendment thereof, and all claims or causes of action in any way relating to or arising out of any of the acts, transactions and occurrences set forth therein, shall be and hereby are compromised, settled, discontinued and dismissed, with prejudice and without costs as to all Defendants in the Derivative Action upon the foregoing terms and conditions:

                    1.          Upon entry in the Derivative Action of a judgment as described in paragraph 5, below, and such judgment having become final as described in paragraph 6, below, or at such earlier time as Abatix may determine, Abatix will adopt or has adopted the following procedures.  These provisions will remain in effect for three (3) years from the date they are adopted pursuant to the Stipulation and Agreement of Settlement.  These requirements will terminate if Abatix is no longer a public company.

Board

•	The Compensation Committee will provide the CEO with a written performance evaluation annually and such evaluations shall be preserved by the Company for a minimum of three (3) years.

•

The Compensation Committee shall meet at least once each calendar year in executive session without the CEO, and the CEO shall not be present for that portion of any meeting of the Compensation Committee during which the compensation of the CEO is considered.

•	The Board’s Committees shall have standing authorization, on their own decision, to retain legal and/or other advisors of their choice, which advisors shall report directly to he Committee.

•	The Board shall adopt a resolution setting forth the following compensation principles for the Company’s executive officers and directors:

a)	compensation, stock option and/or stock plan arrangements shall emphasize pay for performance;

b)	compensation, stock option and/or stock plan arrangements shall promote ownership of the Company’s stock to align the interests of management and stockholders;

c)	in approving compensation, the recent compensation history of the executive, including special or unusual compensation payments, shall be taken into consideration;

d)

cash incentive compensation plans for senior executives shall link pay to achievement of goals set in advance by the Compensation Committee which may be financial or other non-financial goals that further the interests of Abatix; however, the Compensation Committee shall have discretion to award a bonus for accomplishments that are not in the pre-approved plan, but are beneficial to the Company.  The full Board must approve the award of any such discretionary bonuses to senior executives;

e)

the Compensation Committee shall consider as a factor whether established targets have been met in deciding whether to award annual bonus in cash or stock options and, for that purpose, shall establish a sliding scale that takes into account performance against the established targets;

f)

any corporate director or executive officer (defined for purposes of these provisions as the Chief Executive Officer (“CEO”), President, Chief Operating Officer (“COO”), and Chief Financial Officer (“CFO”) who acquires Company shares via option exercise, of options granted after January 1, 2005, must retain thirty-three percent (33%) of the net shares acquired, after taking into account the sale of shares to pay taxes and the option exercise price, for at least twelve (12) months of such earlier time as the individual ceases to be a director of or an executive officer of the Company as a result of death, resignation, termination or other reason.  Shares already owned on the exercise date by any corporate director or executive officer, as defined above, may be used to satisfy the retention requirements of this subparagraph;

g)	the Board of Directors shall review annually the compensation of directors;

h)	no personal loans shall be made to any executive or director for any purpose except as may be permissible under the Sarbanes-Oxley Act or the rules and regulations promulgated thereunder;

i)	tax or financial services for executives subsidized by the Company will be disclosed in the Company’s Proxy Statement filed with the SEC; and

j)	all executive compensation arrangements shall comply with IRS §162(m) by not providing additional compensation or stock options to avoid tax penalization.

Accounting Policies

•	The Company will not report “pro forma” results without at the same time and in the same document reporting its GAAP results.

•

At each regularly scheduled Board meeting following each quarter’s end, the Company’s CFO or his designee shall provide a report as to the Company’s financial condition including, but not necessarily limited to, a discussion of material events and trends.

Annual Audit of Financial Statements by Independent Auditor

•

So long as the Company remains a publicly traded company, the Company shall engage an independent auditing firm to perform an annual audit of its financial statements.  The annual audit will encompass a review of the financial results reported by each material Company subsidiary, taking into account the overall consolidated results of the Company.  A written report of the results of each annual audit, including any findings, opinions or recommendations by the independent auditor shall be provided to the CEO, the COO, the CFO and the Audit Committee of the Board for review and remedial action.  If necessary, such reports shall be preserved by the Company for a minimum of five (5) years.

•

The Company’s independent auditor will not provide any consulting services to the Company except as may be permissible under Section 201 of the Sarbanes Oxley Act and the rules and regulations promulgated thereunder.

•	The Company’s independent auditor may not perform any consulting work or provide personal tax or financial planning advice to any officer or director of the Company.

Insider Trading Controls

•	During the pendency of any Company-funded open market stock buy-back program, no Company insider shall be permitted to sell stock.

•	All sales of Company stock by Company directors, officers or executive employees must be cleared by the Company’s SEC attorney, who shall monitor such sales.

•

The Company will use its reasonable best efforts to ensure that all directors and officers file all trading forms required to be filed by the SEC concerning trades by directors, officers, and executive employees of the Company.

•	The Company will investigate any failures to comply with the Company’s trading policy and will take appropriate action based on the results of the investigation.

•	No corporate officer or director shall “short” the Company’s stock or engage in “put” transactions involving the Company’s stock.

Shareholder Proposals

•

All shareholder proposals that are properly submitted shall be evaluated by the full Board, which will determine, with the assistance of outside advisors if necessary, whether the shareholder proposal is in the best interest of the Company.  The full Board shall include a recommendation for or against such shareholder proposal and the reasons for such recommendations in a proxy statement which requests shareholder approval on the proposal.

News Releases

•	Prior to being issued, all news releases by the Company shall be received and approved by either: (a) the CEO and outside counsel; or (b) a majority of the Board.

                      2.       The cost of printing and mailing of notice of settlement of this Derivative Action and publishing a summary notice of the Settlement once in The Wall Street Journal shall be included with the costs of printing, mailing and publishing the notices in the Class Action.  Abatix and the Individual Defendants will have no obligation to pay the cost of printing, mailing or publishing of notice of settlement of this Derivative Action to shareholders of Abatix.  Lead Counsel in the Class Action have agreed that counsel for Plaintiff in the Derivative Action will share in any attorneys’ fees awarded in the Class Action and counsel for the Plaintiff in the Derivative Action agree that such share will be the sole recovery of any fees or expenses to which they are entitled.  Under no circumstances shall Abatix or the Individual Defendants have any obligations to pay the fees or expenses of Plaintiff’s counsel in the Derivative Action.

                     3.          In consideration of the foregoing, subject to Court approval, Plaintiff individually and derivatively on behalf of Abatix forever relinquishes and releases any and all claims, rights or causes of action or liabilities whatsoever, whether asserted directly, individually, derivatively, or in a representative capacity, whether known or unknown or suspected to exist, and whether based on federal, state or local statutory or common law or any other law, rule or regulation, that have been or could have been asserted in Plaintiff’s Petition or any amendment thereof or by any other holder of Abatix stock against any of the Released Derivative Parties (as defined below) which arise out of or relate in any way to the allegations, transactions, acts, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in the Petition or any amendment thereof, including but not limited to claims for breach of fiduciary duty, breach of Abatix policies or procedures, waste, mismanagement, violations of law, money damages or other relief, but excluding only those claims arising out of the purchase of Abatix common stock that are the subject of the Class Action (the claims relinquished and released pursuant to this sentence being hereafter referred to as the “Released Derivative Claims”).  “Released Derivative Parties,” as used in this paragraph, means the Defendants in this Derivative Action, or any of them, or any of their present or former officers, directors, employees, agents, attorneys, insurers, stockholders, financial advisors, accountants, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, subsidiaries, general and limited partners and partnerships, heirs, executors, administrators, successors and assigns.

                     4.          As soon as practicable following the execution of this Stipulation, it shall be submitted to the Court, together with a proposed Order in the form annexed hereto as Exhibit A, scheduling a hearing for the purposes of determining whether the Settlement and dismissal of the Derivative Action on the terms set forth herein, and the entry of a final judgment as provided in paragraph 5 below, should be approved as fair, reasonable and in the best interest of Abatix and its shareholders and further providing for (a) the mailing of a notice, substantially in the form annexed hereto as Exhibit B, to all Abatix shareholders of record as of the date hereof advising them of the claims asserted in the action and the proposed Settlement thereof, and (b) publication in The Wall Street Journal of the summary notice, substantially in the form annexed hereto as Exhibit C.

                     5.          The Settlement embodied herein is expressly conditioned upon (i) the entry of a judgment, substantially in the form annexed hereto as Exhibit D, and such judgment having become final as defined in paragraph 6, below, and (ii) the occurrence of the “Effective Date” of the settlement of Class Action, as defined in the Stipulation of Compromise and Settlement dated as of May 6, 2005 in the Class Action (exclusive of any ruling regarding the award and/or distribution of attorneys’ fees and/or expenses in the Class Action).  The judgment described in clause (i) of the preceding sentence shall, inter alia:

                                  (a)         approve this Stipulation and the Settlement embodied herein and direct the consummation of its terms and provisions;

                                  (b)          direct that the Petition and all claims and causes of action which have or could have been asserted therein, or in any amendment thereto, be dismissed with prejudice;

                                  (c)          release and discharge each and all of the Defendants from any and all liability for the Released Derivative Claims, as defined in paragraph 3, above; and

                                   (d)     provided that the Plaintiff shall be permanently barred and enjoined from prosecuting any of the Released Derivative Claims in this or any other jurisdiction.

                     6.          The judgment described in paragraph 5, above, shall be deemed to have become final, for purposes of this Stipulation, at such time as (i) it has been entered by the Court and the time for appeal therefrom has run without any appeal having been taken, or (ii) if an appeal is taken, either the judgment is affirmed without material modification or the appeal is dismissed, and there is no longer any possibility of any further appeal being taken, either because the appellate court has ruled finally and there is no further opportunity for modification of the ruling or no higher court to which an appeal can be taken or because the time for seeking such modification or taking such an appeal has expired without any such modification having been sought or appeal having been taken.

                     7.          Neither this Stipulation nor any negotiations, statements or proceedings in connection herewith shall be construed as, or be deemed to be, evidence or an admission or concession on the part of any Defendant of any liability or wrongdoing whatsoever or of having engaged in any of the conduct alleged in the Petition or any of the pleadings or papers filed in the Action, which liability and wrongdoing are expressly and vigorously denied by Defendants.  In addition, neither this Stipulation nor any negotiations, statements or proceedings in connection therewith shall be offered or received in evidence in any action or proceeding in any court or other tribunal, nor shall it be offered or used in any way as an admission, concession or evidence of any liability, wrongdoing or misconduct of any nature by any Defendant, except that this Stipulation may be used in an action or proceeding to enforce its terms.

                     8.          The parties hereto agree to use their best efforts to promptly effectuate and implement all of the terms and conditions of this Stipulation, including obtaining the Court’s approval of the Settlement.  However, in the event the proposed Settlement as provided for herein is not approved by the Court, the parties fail for any reason to obtain a Final Judgment as described in paragraph 6 above, or if for any other reason, this Stipulation and the Settlement embodied herein does not become effective, then, in any of such events, this Stipulation shall become null and void and of no further force or effect, and shall not be used or referred to for any purpose whatsoever.  In such event, this Stipulation and all negotiations and proceedings relating hereto shall be withdrawn without prejudice as to the rights of all parties hereto, who shall be restored to their respective positions existing prior to the execution of this Stipulation.

                     9.          All counsel who have executed this Stipulation represent that they have authority to do so on behalf of their clients.

                     10.        This Stipulation shall be construed and governed according to the laws of the State of Texas, without giving effect to its conflict of laws principles.  This Stipulation contains the entire agreement among the parties with respect to the Action and may not be altered, modified or amended unless by a writing executed by counsel for all the parties hereto.  The parties reserve the right, upon agreement of all of them and subject to the Court’s approval, to make any reasonable extensions of time or modifications to the Exhibits annexed hereto that may be necessary to carry out any of the provisions of this Stipulation.

                     11.        The Stipulation shall be binding upon and inure to the benefit of the parties hereto and their respective successors in interest, assigns, heirs, executors, administrators, affiliates, parents, subsidiaries, directors and officers, and any partnership or corporation into or with which any party hereto may merge, consolidate or recognize.  The Court shall retain continuing and exclusive jurisdiction over the parties hereto and over the matters set forth in this Stipulation, including the administration and enforcement of the Settlement. Any disputes or controversies arising with respect to the interpretation, enforcement or implementation of the Settlement must be raised by motion to the Court.

                     12.        This Stipulation may be executed in one or more counterparts which, when taken together, shall be the same as if a single document shall have been executed.

Respectfully submitted,

FEDERMAN & SHERWOOD

/s/ WILLIAM B. FEDERMAN

William B. Federman
State Bar No. 00794935
120 N. Robinson Ave., Suite 2720
Oklahoma City, Oklahoma 73102
Telephone: (405) 235-1560
Telecopier: (405) 239-2112

and

2926 Maple Avenue, Suite 200
Dallas, Texas 75201

COUNSEL FOR THE PLAINTIFF

FULBRIGHT & JAWORSKI L.L.P.

/s/ GERARD G. PECHT

Gerard G. Pecht
State Bar No. 15701800
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: (713) 651-5151
Telecopier: (713) 651-5246

COUNSEL FOR THE DEFENDANTS